SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2003

Commission File Number 1-15032

ENODIS PLC

Washington House, 40-41 Conduit Street
London, W1S 2YQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒     Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes:    ☐              No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes:    ☐              No:  ☒

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes:    ☐              No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):; 82-            .

On January 15, 2003, Enodis plc released the following announcement:

“Enodis plc will make the following statement at its Annual General Meeting later today. ‘Group performance for the first quarter of the financial year ending 27 September 2003 is in line with the Board’s expectations at the time of the preliminary announcement of results for the year ended 28 September 2002, made in November 2002. Following the successful completion of our refinancing, the Group now reports quarterly and we plan to announce our first quarter results on Monday 10 February 2003.’

For further information, please contact:

Enodis plc
Andrew Allner	Chief Executive Officer	Tel: 0207 304 6006
Dave Wrench	Chief Financial Officer	Tel: 0207 304 6006

Financial Dynamics
Andrew Lorenz	Financial Dynamics	Tel: 0207 269 7113

This press release contains “forward-looking statements,” within the meaning of the U.S. federal securities laws, that represent the Company’s expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company’s control. The Company’s actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the Company’s substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under “Risk Factors” in the Company’s Form 20-F, filed with the SEC in December 2002.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

January 15, 2003	By:	/s/ Andrew J. Allner
Name: Andrew J. Allner
Title: Chief Executive Officer